UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C. 20549

                                         FORM 12b-25

                      NOTIFICATION OF LATE FILING



SEC FILE NUMBER  0 - 19000
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CUSIP NUMBER    477427207
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(Check One):   Form 10-K [ ] Form 20-F[ ]
               Form 11-K [ ] Form 10-Q [x] Form N-SAR [ ]

For Period Ended:      1/31/04
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PART I - REGISTRANT INFORMATION


JLM Couture, Inc.
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Full Name of Registrant


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Former Name if Applicable


225 West 37th Street
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Address of Principal Executive Office
(Street and Number)


New York, NY 10018
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed.
(Check box if appropriate).

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form
20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Financial information is not finalized.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jenifer Weinberg, Esq. (212) 239-8900
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(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act
of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months (or for such
shorter) period that the registrant was required to
file such reports) been filed? If the answer is no,
identify report(s). Yes [x]    No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [x]


JLM Couture, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: 3/12/04          By:/s/Joseph L. Murphy
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                          Joseph L Murphy, President